From: Hanson, Mark L.

Sent: Thursday, October 4, 2018 2:45 PM

To: Crispino, Matthew

Cc: Carol DiBattiste; Ashley Wright; McKithen, Justin W.; McKown, Joan E.

Subject: comScore—Response to questions

Matt:

Thank you for contacting me by telephone yesterday to ask that we, on behalf of our client comScore, Inc. (the “Company”), address several follow up questions regarding the Company’s comprehensive Form 10-K for the year ended December 31, 2017 (the “Form 10K”) , filed with the SEC on March 23, 2018. On behalf of the Company, we appreciate the opportunity to address the questions you raised.

Set forth below are the questions that you mentioned in our telephone call, and the Company’s responses:

1. In connection with the issuance of the Senior Secured Convertible Notes to affiliates of Starboard Value LP (“Starboard”) in January 2018, did the Company provide Starboard with any financial information that has not otherwise been publicly disclosed?

As I mentioned to you, in connection with the contemplated financing, in December 2017 the Company and Starboard entered into a Confidentiality Agreement pursuant to which the Company disclosed information that at the time included non-public financial information about the Company. The Confidentiality Agreement, however included a specific provision that required that the Company ensure that, by the second full trading day after the Form 10K was filed with the SEC, the Company had made public disclosure of any material, non-public information provided to Starboard under the Confidentiality Agreement. The Company confirms that as of March 26, 2018 it had made public disclosure of all material, non-public information provided to Starboard prior to that date.

2. Were there any issuances of securities by the Company during the period between the time when it did not timely file the Annual Report on Form 10-K for the year ended December 31, 2015 (the “2015 10K”) and the time the Company became current with its SEC filings?

On February 29, 2016, the Company announced (and filed a related Form 12b-25) that it would be unable to file the 2015 10K by the requisite filing date as a result of a pending investigation into certain potential accounting matters. During the period commencing on that date, and continuing through March 23, 2018—the date that the Company filed its comprehensive Form 10K and regained compliance with its SEC reporting obligations—the Company did not engage in any issuances of shares of its common stock, or securities convertible into common stock, other than the following:

•

The issuance of 3,300 shares of restricted common stock in consideration of vested RSUs to Melvin Wesley, the former CFO of the Company, on October 10, 2016, in connection with his termination of employment with the Company;

•

An award of 35,000 RSUs to David Chemerow on August 5, 2016 in connection with his appointment to the position of CFO of the Company at that time, in reliance upon the exemption under Section 4(a)(2) of the Securities Act;

•	The issuance of approximately 444,625 shares of common stock to various employees of the Company upon vesting of outstanding RSUs previously awarded prior to February 29, 2016; and

•	The issuance of the Senior Secured Convertible Notes to Starboard on January 16, 2018, in accordance with Regulation D.

3. Were there any issuances of securities by the Company during the period 2014-2015?

During the period from January 1, 2014 to February 29, 2016, the Company did not issue any shares of its common stock, or securities convertible into common stock, other than the following:

•

An aggregate of 6,043,683 shares of common stock issued to Cavendish Square Holding B.V. on April 1, 2015, pursuant to privately-negotiated stock purchase agreements, and issued in reliance upon the exemption under Section 4(a)(2) of the Securities Act.

•

An aggregate of 18,303,796 shares of common stock issued to the former stockholders of Rentrak Corporation pursuant to the Agreement and Plan of Merger and Reorganization dated as of September 29, 2015, and pursuant to a Registration Statement on Form S-4 (File No. 333-207714) declared effective on December 23, 2015.

•

An aggregate of approximately 1,461,240 shares of common stock issued to employees, officers or directors of the Company at the time, in connection with the exercise of previously issued stock options or the vesting of previously issued RSUs or other restricted stock awards—all of which were issued pursuant to the Company’s effective Registration Statements on Form S-8.

4. Can the Company explain how the executive officers who signed the Section 906 Certifications became comfortable signing those certifications included in the Form 10K?

In connection with preparing the Form 10K (which included audited historical financial statements for each of the three years ended December 31, 2015, 2016 and 2017), the Company, together with its advisors, extensively analyzed both (i) Commission requirements and guidance related to the preparation and filing of a comprehensive annual report on Form 10-K by delinquent registrants and (ii) the materiality of the financial and other information to be presented in the Form 10K. Among the Commission guidance that the Company reviewed and relied upon were: (i) the January 2007 Sample Letter Sent in Response to Inquiries Related to Filing Restated Financial Statements for Errors in Accounting for Stock Option Grants (the “2007 Sample Letter”); (ii) Section 1320.4 “Delinquent Filers” (Last updated: 8/25/2015) of the Division’s Financial Reporting Manual (Updated as of December 1, 2017) (the “FR Manual”); and (iii) various commentary from the Commission and prior correspondence between the Commission and other delinquent filers with respect to similar filings.

Based upon the very thorough process that the Company undertook in preparing the Form 10K, including with its various advisors and its independent registered public accounting firms, and based upon various guidance previously issued by the SEC and the numerous precedent filings in this area, the executive officers of the Company were able to conclude that they could in fact make the respective certifications included as Exhibits 32.1 and 32.2 to the Form 10K.

I hope this addresses the Staff’s questions with respect to any open issues regarding the Company’s pending Form S-1 Registration Statement and the Form 10K. If you do have further questions or need additional information, please do not hesitate to let me know. We look forward to reaching a favorable resolution and being in position to have the Form S-1 declared effective prior to October 17, 2018.

Mark L. Hanson

Partner

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Atlanta, Georgia 30309-3053